Exhibit 1.01

LA-Z-BOY INCORPORATED

CONFLICT MINERALS REPORT

FOR THE YEAR ENDED DECEMBER 31, 2014

This Conflict Minerals Report (“Report”), of La-Z-Boy Incorporated (“La-Z-Boy,” “we,” “us” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD under the Securities Exchange Act of 1934, as amended (“Rule”) for the reporting period January 1, 2014 to December 31, 2014.  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).  Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”).

The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).  For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or “adjoining country” (as defined in Section 1502 of the Dodd-Frank Act), collectively defined as the “Covered Countries.”  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

1.0                               Company Overview and Products

The information provided in this Report includes the activities of all majority-owned subsidiaries that are required to be consolidated in La-Z-Boy’s financial results.  It does not include the activities of any entities that are not required to be consolidated in La-Z-Boy’s financial results, except to the extent that those entities supply products to La-Z-Boy which may contain any of the conflict minerals.

La-Z-Boy manufactures, markets, imports, distributes and retails upholstery furniture products, accessories and casegoods (wood) furniture products including recliners and motion furniture, sofas, loveseats, chairs, sectionals, modulars, ottomans and sleeper sofas, bedroom sets, dining room sets, entertainment centers, and occasional pieces.  This Report relates to products: (i) for which conflict minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by La-Z-Boy; and (iii) for which the manufacture was completed during calendar year 2014.  These products are referred to in this Report collectively as “Covered Products.”

2.0                               Due Diligence

2.1                               Design of Due Diligence Framework

We established a cross-functional team to address the challenge of conflict minerals in the supply chain and the design of our due diligence framework.  This team is composed of representatives from Legal, Environmental Affairs, Supply Chain/Purchasing, Product Development, Materials Management, Finance, and Marketing.  The Supply Chain/Purchasing organization has the primary responsibility for working with suppliers to obtain information on components that may contain 3TGs.  The Director of Environmental Affairs has responsibility for tracking and documenting our progress and generating any required reporting.

We designed our due diligence framework to conform in all material respects to the Organisation for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition. Our due diligence process included adopting a Conflict Minerals Policy (which we have posted to our website at www.la-z-boy.com), establishing management structures with cross functional team members and senior executives, determining the necessary scope of investigation and response, communicating with suppliers, and establishing recordkeeping and escalation procedures.  Senior management is briefed about the results of our due diligence efforts on a regular basis, and we periodically report to the Audit Committee of our Board of Directors with respect to our due diligence process and compliance obligations.

Beginning in late 2012, we developed a corporate management system and communication process with our suppliers to investigate and evaluate the use of conflict minerals.  We provided our suppliers guidance on supply chain due diligence and sourcing from conflict-affected and high-risk areas.  We required our suppliers to complete and submit to us the Electronic Industry Citizenship Coalition/Global e-Sustainability Initiative (“EICC-GeSI”) conflict minerals reporting template (“Template”) established by the Conflict-Free Sourcing Initiative (“CFSI”).  The Template includes questions regarding a company’s conflict-free policy, its engagement with its direct suppliers, a listing of the smelters the company and its suppliers use, the origin of 3TGs included in the supplier’s products, and the supplier’s due diligence.  For calendar year 2014, we requested Templates of new suppliers and updated Templates from suppliers who previously indicated that their products contained 3TGs.

2.2                               Due Diligence Measures and Results

2.2.1                     Inherent Limitations on Due Diligence Measures

As a downstream purchaser of conflict minerals, our due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals.  Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.  Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Another complicating factor is the unavailability of country of origin and chain of custody information from our suppliers on a continuous, real-time basis.  Under the Dodd-Frank Act and the Rule, a product is “DRC conflict free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC conflict free” if it does not meet the required standard even one day of the reporting year.  The supply chain of commodities such as conflict minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use.  Since we do not have direct contractual relationships with each participant in the supply chain, we rely on our direct suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered the stream of commerce.  We directly seek sourcing data on a periodic basis from our direct suppliers.  We ask that the data cover the entire reporting year, and we seek to use contract provisions requiring the suppliers to promptly update us in the event that the sourcing data changes.

2.2.2                     Supply Chain Survey Responses

For 2013, we requested suppliers of components or finished goods in our global production supply chain to report to us on their use of 3TGs.  During 2014, we requested Templates from new suppliers and updated Templates from suppliers who previously indicated their products contained 3TGs.  By accumulating our suppliers’ responses in a database, we were able to assess the risk related to conflict minerals in our supply chain and follow up with suppliers for further information as necessary.  We continually performed assessments of the information our suppliers provided and sought additional information and clarification as needed.

We have relied on our suppliers’ responses for information on the source of conflict minerals contained in the goods they supply us.  Our suppliers have similarly relied on information provided by their suppliers.  Tracing materials back to their mine of origin is a complex process.  By adopting methodology outlined by the CFSI and requiring that our suppliers meet OECD guidelines and report to us using the Template, we have made a reasonable determination of the mines, smelters, and refiners of the conflict minerals in our supply chain.

We gathered information from 210 suppliers (representing more than 80% of our direct suppliers) for calendar year 2013 reporting.  For 2014, we gathered information from 10 new suppliers and updated information from 14 existing suppliers who previously indicated that their products contained 3TGs.  3TGs are contained in a small number of components of our upholstered and casegoods furniture and two products that we purchased as finished goods.  Ten of our direct suppliers advised us that their products contained 3TGs. Nine of these suppliers indicated that the 3TGs connected to Covered Products are not from Covered Countries and one supplier indicated that it obtains 3TGs from certified sources within the Covered Countries.

We have identified the following smelters that our suppliers utilize for 3TGs:

•	Malaysia Smelting Corporation (CID001105)	CFSP Validated
•	Shandong Zhaojin Gold and Silver Refinery Co. (1CHN054)	CFSP Validated
•	Yunnan Tin Company Limited (2CHN048)	CFSP Validated
•	Yunnan Chengfeng (2CHN047)	CFSP Active Smelter List to be Audited

One remaining supplier reported that its products, specifically a finished upholstery product (“Subject Products”), contained 3TGs but the supplier is unable to determine at this time all of the facilities used to produce the conflict minerals for this product. The supplier indicates it receive 3TGs from multiple sources and has not determined the country of origin of all 3TGs in goods it supplies to us.  Consequently, we cannot determine whether 3TGs in the Subject Products are from Conflict Countries, and, therefore, classify the Subject Products as “DRC Conflict Undeterminable.”  Our supplier is continuing to work to determine the origin of 3TGs.

2.3                               Steps Taken to Mitigate Risks

Our assessment of the risks that necessary conflict minerals contained in our products do not benefit “armed groups” as defined in the Rule is an evolving process as more information becomes available to our suppliers and to us about the supply sources and chain of custody.  We intend to continue the following measures in the due diligence we conduct to further mitigate any risk that the conflict minerals in our products could benefit armed groups in the Covered Countries:

a.                                      Include pertinent requirements to the standard terms and conditions in our supplier agreements including a conflict minerals flow-down clause.

b.                                      Directly engage suppliers that provide products or components that cannot be confirmed as “DRC Conflict Free” to pursue responsible conflict-free sourcing for all products supplied to us.

c.                                       Work to get product level versus company level responses from our suppliers that provide products or components that cannot be confirmed as “DRC Conflict Free” and refine their relevant smelter list to the extent feasible to include only actual verified conflict-free smelters.

d.                                      Engage with suppliers and direct them to training resources to attempt to improve the content of the supplier survey responses and encourage any of our suppliers whose products are “DRC Conflict Undeterminable” to establish an alternative source of 3TG that can be confirmed as “DRC Conflict Free.”